Exhibit 4

                   Instruments Defining the Rights of Lenders

         The instruments defining the rights of the holders of the long-term debt encumbering the Pace's Point, Pepper Square, Emerald Oaks, Hayden's Crossing and Newport Apartment are omitted, pursuant to the rules of Item 601
(b)(4)(iii)(A), because such debt is not being registered and the amount of each does not exceed 10% of the total assets of the registrant and its subsidiaries on a consolidated bases. The registrant agrees to furnish a copy of all such instruments defining the rights of such holders of the long-term debt upon the request of the Securities and Exchange Commission.